INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53233

January 27, 2017

Mr. Michael Spratt
Assistant Director
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Request for Rule 485(b)(1)(vii) Treatment to Establish Class T Shares
Investment Managers Series Trust (the “Trust”)
File Nos. 333-122901 and 811-21719

Dear Mr. Spratt,

On January 27, 2017, the Trust filed Post-Effective Amendment No. 826 (“PEA No. 826”) to its Registration Statement under Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) (Accession No. 0001398344-17-000959) for the purposes of registering and offering Class T shares for each of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund, making clarifying changes to the AAM/Bahl & Gaynor Income Growth Fund’s investment objective, and making other non-material changes.

The Trust is seeking approval to use PEA No. 826 as a template  (“Template filing”) in other post-effective amendments to certain registration statements to register Class T shares (“Replicate filings”) on Form N-1A pursuant to Rule 485(b)(1)(vii) under the 1933 Act.  The other series of the Trust that intend to register Class T shares based upon the Template filing are: (i) AAM/HIMCO Short Duration Fund; (ii) Center Coast MLP Focus Fund; (iii) West Loop Realty Fund; (iv) Braddock Multi-Strategy Income Fund; (v) Robinson Opportunistic Income Fund; (vi) Robinson Tax Advantaged Income Fund; (vii) Palmer Square Absolute Return Fund; and (viii) Palmer Square SSI Alternative Income Fund (each, a “Fund”).

Rule 485(b)(1)(vii) allows the Securities and Exchange Commission (the “Commission”), on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b) under the 1933 Act to become effective automatically without opportunity for Staff review.  In the adopting release, the Staff notes that the exercise of this authority would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without the review of the Commission if the Commission had previously had an opportunity to review one of them (See Investment Company Act Release No. 20486, August 17, 1994).

The Trust has adopted a standard format and style for Prospectuses and Statements of Additional Information, including with respect to disclosure regarding Class T Shares.  Accordingly, each Fund intends to use the same disclosure with respect to Class T Shares in its Prospectus and Statement of Additional Information as the Class T Shares disclosure contained in the Prospectus and Statement of Additional Information included in the Template filing.

In connection with this request, the Trust represents: (i) the disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate filings; (ii) the Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and (iii) the Replicate filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).  In addition, the Trust will include a statement in the cover letter for each of the Replicate filings that it is relying on the relief granted pursuant to Rule 485(b)(1)(vii).

Please direct your comments to the undersigned at (626) 385-5777.  Thank you.

Sincerely,

______________________________
Diane J. Drake
Investment Managers Series Trust
Secretary